Mail Stop 3561

September 7, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Herbjorn Hansson
Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
LOM Building
27 Reid Street
Hamilton, HM 11
Bermuda

> **Re: Nordic America Tanker Shipping, Ltd.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed June 29, 2007**
> **File No. 1-13944**

Dear Mr. Hansson:

We have reviewed your letter dated August 23, 2007 and have the following comment. We think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond within ten (10) business days to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

Business and Summary of Significant Accounting Policies

1. We note your response to prior comment #2. Although we do not believe any adjustment is warranted for the current period based on the immaterial amounts involved and your SAB 99 analysis, we believe that your accounting policy should be revised prospectively to comply with EITF 91-9. Alternatively, if you choose not to revise your accounting policy to comply with the guidance in EITF 91-9, we would expect all future filings to include disclosure indicating that your policy for expense recognition does not comply with the guidance in EITF 91-9 but the impact of this departure from generally accepted accounting principles was not material to any of the annual or quarterly periods presented in your financial statements. We would expect this disclosure to be provided in the notes to your financial statements in all future annual and quarterly filings, as applicable.

You may contact Effie Simpson at (202) 551-3346 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE: Mr. Gary Wolfe
                 (212) 480-8421